JASDAQ

August 15, 2006
4-1 Kioi-cho, Chiyoda-ku, Tokyo
Omega Project Holdings Co., Ltd.
President, Yoshiaki Kondo
(Securities Code: 6819)
Contact Person:
Operating Officer,
Management Planning Division
Yutaka Morohashi
Tel: +81-3-5216-6565

Announcement regarding adjustments in forecast of the consolidated results for the 2007 fiscal half year

We are to announce adjustments in forecast of the consolidated results for the 2007 fiscal half year (April 1, 2006 to March 31, 2007) which was announced on May 26, 2006 in the Company's financial statements.

In addition, there will be no adjustments made in forecast of non-consolidated results for fiscal and fiscal half year.

1. Adjustment in forecast of the consolidated results for the fiscal year ending at the 31st of March 2007

(1) Fiscal half year (from the 1st of April 2006 until the 30th of September 2006)

(Unit in million JPY)

	Sales	Ordinary Profit	Interim Net Income
Previous Forecast (A)	650	120	120
New Forecast (B)	1,100	120	120
Difference (B-A)	450	—	—
Rate of Change (%)	69.2	—	—

(2) Reasons for adjustment

As addressed in the disclosure dates June 30 2006, we have made Saboten Park and Resort Co., Ltd. a subsidiary of the Company and Naka Izu Kogen Kaihatsu Co., Ltd. a sub-subsidiary. Consequently, the sales forecast of the company has increase by 450 million JPY from the previous forecast. There is no change in the forecast of ordinary profit and interim net income. At the same time, the announcement is made today because estimation of sales and asset assessment for the new subsidiary took longer time than first expected. Also, as announced in the disclosure dated July 24 2006, Korea Tender Inc. of Korea has been eliminated from the Company's equity method affiliate company.

Dev 9/5

(3) Fiscal year (from the 1st of April 2006 until the 31st of March 2007)

(Unit in million JPY)

	Sales	Ordinary Profit	Net Income
Previous Forecast (A)	2,000	530	530
New Forecast (B)	3,000	530	530
Difference (B-A)	1,000	—	—
Rate of Change (%)	50.0	—	—

(4) Reasons for adjustment

Same as the reasons for fiscal half year, the sales forecast of the Company has increased by 1,000 million JPY from the previous forecast. There is no change in the forecast of ordinary profit and interim net income.

(5) Reference: Results from last period (from the 1st of April 2005 until the 31st of March 2006)

(Unit in million JPY)

	Sales	Ordinary Profit	Net Income
Fiscal half year (from the 1st of April 2005 until the 30th of September 2005)	1,012	291	305
Fiscal year (from the 1st of April 2005 until the 31st of March 2006)	4,018	1,145	571

*The figures in the listed in the above chart were based on the information obtained before this announcement date. Therefore, the actual figures may be different from these figures due to various reasons.

RECEIVED 15th of August, 2006
2006 SEP -5 A 10: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

First-quarter ended June 30th 2006
Brief Report Concerning Account Closing (Consolidated)

Company Name: **Omega Project Holdings Co., Ltd.**

Code No. 6819

(URL: http://www.omega.co.jp/)

Representative: Representative Director, Yoshiaki Kondo

Contact Person: Operating Officer, Management Planning Division, Yutaka Morohashi

Tel: +81-3-5216-6565

1. Notes on creating quarter-year financial information

(1) Use of concise methods in account processing: Yes
We use concise method partially in less important area.
(2) Change in accounting processing method from latest consolidated fiscal year: None
(3) Change in the Scope of Consolidation and the Application of the Equity Method Yes
<Content>
Consolidated (NEW) 2, (DELETED) None
Equity Method (NEW) None, (DELETED) 1

2. Status of the results for ther first-quarter (from the 1st of April 2006 until the 30th of June 2006)
(1) Operating results (Consolidated)

(Round down to the million JPY)

	Sales		Operating income		Ordinary income		Quarter Year Net Income	
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
First-quarter 2007	643	(92.9)	-127	(—)	-172	(—)	-164	(—)
First-quarter 2006	333	(8.6)	—	(—)	—	(—)	—	(—)
March 2006	4,018	(161.0)	1,186	(—)	1,145	(—)	571	(—)

	Quarter Year Net Income per Share		Fully Diluted Quarter Year Net Income per Share	
	Yen	Sen	Yen	Sen
First-quarter 2007	-2	20	—	—
First-quarter 2006	—	—	—	—
March 2006	10	12	9	86

(Note)
1. The figures in prenthesis in above chart are the percent change from first-quarter of previous year. Disclosure of quarter-year brief report started from the third-quarter last year. Therefore, we only listed percent change for sales.
2. Figures such as sales and operating income were not audited by third-party auditor.

Information on Consolidated Operating Results

During this consolidated quarter-year, Japanese economy has continued to expand, and slowly but steadily consumer spending is increasing. However, concerns still exist in the global environment, such as political tention between Asia and Japan, and inflation of natural resources such as oil.

Under such a situation, we have been focusing on strengthening our business and financial foundations. We will keep strengthening its business foundation in the Asian territories such as Korea, China, Taiwan, and Singapore, and endeavor to develop business in various fields.

As a result, our performance in this consolidated first-quarter was sales of 643 million JPY, an operating loss of 127 million JPY, and a recurrent loss of 172 million JPY, with a recurrent net loss of 164 million JPY.

Following are the sales for each business segments:

<Motion-picture and record related businesses>

In our motion-picture business, most of the business centered on cash infusion into each film production, and the sales for this first-quarter was 158 million JPY (24.6% of sales composition ratio).

<Investment business>

In our investment business, our contents fund and net investment in listed companies progressed well, and the sales for this first-quarter was 482 million JPY (75.0% of sales composition ratio).

<Others>

In our other businesses, we gained a turnover of 2 million JPY (0.4% of sales composition ratio) in rent income from real estate properties owned by this company.

(2) Change in financial position (Consolidated)

	Total Assets	Net Asset	Ratio of self-funding	Net assets per share	
	million JPY	million JPY	%	Yen	Sen
First-quarter 2007	14,240	11,676	79.2	151	75
First-quarter 2006	—	—	—		—
March 2006	11,676	10,843	92.9	157	61

(Note)

Disclosure of quarter-year brief report started from the third-quarter last year. Therefore, we will not list the figures for first-quarter last year.

Information on Consolidated Financial Status

The company's total asset for this first-quarter has become 14,240 million JPY. The main reason for this gain is increase in consolidated subsidiaries such as Saboten Park and Resort. At the same time, the net asset has become 11,676 million JPY. The main reason for this gain is the exercise of stocks ubscription warrants with equity commitment line which were issued on December 2, 2005. As a result, equity capital ratio has become 79.2%, and the net asset per stock has become 151 yen 75 sen.

*Appended Papers
- Summary of Quarter Year Consolidated Balance Sheet
- Summary of Quarter Year Consolidated Income Statement

(Reference)

Forecast of the Consolidated Results for the Fiscal year from the 1st of April 2006 until the 31st of March 2007

	Sales	Ordinary income	Net Income
	million JPY	million JPY	million JPY
Interim	1,100	120	120
Full Year	3,000	530	530

(Reference) Projected Net Income per Share (per year): 6JPY 89Sen

*Please refer to the announcement dated August 15, 2006 regarding adjustments in forecast of the consolidated results for the fiscal half year.

*The figures in the listed in the above chart were based on the information obtained before this announcement date. Therefore, the actual figures may be different from these figures above due to various reasons.

1. Summary of Quarter Year Consolidated Balance Sheet

(Unit in million JPY)

Account title	First-quarter 2007	First-quarter 2006	March 2006
	Amount	Amount	Amount
(Assets)			
I. Available assets			
1. Cash on hand and in banks	2,309	—	2,322
2. Accounts receivable trade	89	—	253
3. Business investment account security	5,607	—	3,535
4. Inventories	433	—	11
5. Advance payments	916	—	1,160
6. Short term loans receivable	1,951	—	2,431
7. Accounts due	280	—	929
8. Other	273	—	144
Allowance for doubtful accounts	-125	—	-125
Total current assets	11,735	—	10,663
II. Fixed assets			
1. Tangible fixed assets	1,510	—	6
(1) Buildings	268	—	2
(2) Building structure	155	—	—
(3) Course	359	—	—
(4) Land	616	—	—
(5) Other	109	—	3
2. Intangible fixed assets	156	—	113
(1) Consolidation account adjustment	153	—	111
(2) Other	3	—	2
3. Investments and other assets	836	—	892
(1) Investment securities	313	—	720
(2) Long term loans receivable	393	—	193
(3) Long term operation receivable	133	—	133
(4) Other	303	—	151
Allowance for doubtful accounts	-306	—	-306
Total fixed assets	2,504	—	1,013
Total assets	14,240	—	11,676

Account title	First-quarter 2007	First-quarter 2006	March 2006
	Amount	Amount	Amount
(Liabilities)			
I. Circulating liabilities			
1. Accounts payable trade	137	—	78
2. Short term borrowings	137	—	—
3. Current portion of long term debts	4	—	6
4. Accounts payable	1,325	—	258
5. Accrued taxes on income	6	—	21
6. Deferred tax liability	—	—	155
7. Reserve funds for losses in litigation	22	—	22
8. Other	227	—	198
Total current liabilities	1,861	—	742
II. Fixed liabilities			
1. Long- term loans repayable	253	—	—
2. Estimated retirement allowance	28	—	9
3. Director's retirement allowance	22	—	21
4. Deferred tax liability	—	—	0
5. Other	397	—	3
Total fixed liabilities	702	—	35
Total liabilities	2,564	—	778
(Shareholders` Equity)			
Minor Shareholders Equity	—	—	55
(Shareholders Equity)			
I. Capital stock	—	—	3,371
II. Additional paid-in capital	—	—	6,695
III. Retained earnings	—	—	571
IV. Unrealized revaluation loss on other investment securities	—	—	228
V. Account for adjustment on exchange conversion	—	—	13
VI. Treasury stock	—	—	-36
Total shareholders` Equity	—	—	10,843
Total liabilities and shareholders` Equity	—	—	11,676

Account title	First-quarter 2007	First-quarter 2006	March 2006
	Amount	Amount	Amount
(Net Assets)			
I. Shareholders' Equity			
1. Capital stock	4,239	—	—
2. Additional paid-in capital	7,556	—	—
3. Retained earnings	406	—	—
4. Treasury stock	-36	—	—
Total shareholders` Equity	12,166	—	—
II. Variance of Estimate			
1. Unrealized revaluation loss on other investment securities	-908	—	—
2. Account for adjustment on exchange conversion	16	—	—
Total Variance of Estimate	-892	—	—
III. Share options	10	—	—
IV. Minor Shareholders Equity	392	—	—
Total net assets	11,676	—	—
Total liabilities and net assets	14,240	—	—

2. Summary of Quarter Year Consolidated Income Statement

(Unit in million JPY)

Account title	First-quarter 2007	First-quarter 2006	March 2006
	Amount	Amount	Amount
I. Sales	643	—	4,018
II. Sales costs	324	—	1,833
Gross profit (loss) on sales	318	—	2,185
III. Trading costs and general administrative expenses	446	—	998
Operating profit (loss)	-127	—	1,186
IV. Non-Operating Income	51	—	91
V. Non-Operating Expenses	96	—	132
Ordinary Profit (Loss)	-172	—	1,145
VI. Extraordinary income	3	—	684
VII. Extraordinary losses	2	—	1,293
Net profit (loss) prior to adjustment for taxes	-171	—	537
Tax expense	0	—	1
Loss in minority interest in con.subsidiaries	6	—	36
Quarter-year net Income (loss)	-164	—	571